October 12, 2006

Mail Stop 4561

Curtis McWilliams
Chief Executive Officer
Trustreet Properties, Inc.
450 South Orange Avenue
Orlando, FL 32801

> **Re: Trustreet Properties, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2006**
> **Filed 3/16/06**
> **File No. 1-13089**

Dear Mr. McWilliams:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

1.   In future filings, please discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were

insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution.

Cash Flows Provided by/(Used in) Operating Activities

2.   It is not clear how operating cash flows excluding changes in the real estate portfolio would be useful to investors or how this information is used by management to evaluate the financial condition of the company. Please elaborate upon your disclosure to comply with Item 10(e)(1)(i) of Regulation S-K, or remove this non-GAAP liquidity measure in future filings. In addition, please provide reconciliation to the most directly comparable financial measure or measures calculated in accordance with GAAP. If you intend to present this measure in future filings, please provide us with your revised disclosure.

Exhibit 31

3.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Beshears at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief